PEPPER HAMILTON LLP
Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

                                                                   John P. Falco
                                                                  (215) 981-4659
                                                            falcoj@pepperlaw.com

                                February 2, 2011


Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: James E. O'Connor, Esq.


              Re: WT Mutual Fund (the "Trust")
                  1933 Act File No. 033-84762
                  1940 Act File No. 811-08648
                  Definitive Proxy Materials
                  ---------------------------

Dear Mr. O'Connor:

     Pursuant to the requirements of Rule 14a-6(b) under the Securities Exchange Act of 1934, submitted electronically via EDGAR, attached is a definitive copy of the proxy statement, notice of meeting and form of proxy card to be furnished to shareholders of the Trust, in connection with a Special Meeting of Shareholders of the Trust to be held on March 11, 2011 (the "Meeting"). The Fund anticipates that the definitive proxy materials will be sent on or about February 2, 2011 to shareholders of record on January 21, 2011.

     This letter also addresses the comments of the Securities and Exchange Commission's staff (the "Staff") with respect to the preliminary proxy materials filed with the Commission on January 18, 2011, which were provided orally on February 1, 2011. The proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.








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

PEPPER HAMILTON LLP
Attorneys at Law


James E. O'Connor, Esq.
February 2, 2011
Page 2


     We appreciate the opportunity to address your comments regarding the proxy materials. We have organized our response to the Staff's comments by setting forth the Staff's comments in italicized text followed by the responses to the Staff's comments.

1. UNDER THE HEADING "TRUSTEE QUALIFICATIONS," PROVIDE MORE SPECIFIC INFORMATION ON THE EXPERIENCE OF THE BOARD OF TRUSTEES OF THE TRUST ("BOARD" OR "TRUSTEE").

          RESPONSE: The proxy statement has been revised to reflect the Staff's comment.

2. CONFIRM THAT NO TRUSTEE HAS BEEN SUBJECT TO ANY LEGAL PROCEEDINGS THAT ARE MATERIAL TO AN EVALUATION OF THE ABILITY OR INTEGRITY OF THE TRUSTEE DURING THE PAST TEN YEARS.

          RESPONSE: The Trustees have confirmed that they have not been subject to any legal proceedings that are material to an evaluation of the ability or integrity of the Trustee during the past ten years.

3. DOES THE NOMINATING COMMITTEE HAVE A POLICY WITH REGARD TO THE CONSIDERATION OF DIVERSITY IN IDENTIFYING DIRECTOR NOMINEES. IF YES, DESCRIBE IN THE PROXY STATEMENT HOW THIS POLICY IS IMPLEMENTED, AS WELL AS HOW THE NOMINATING COMMITTEE ASSESSES THE EFFECTIVENESS OF ITS POLICY.

          RESPONSE: The Nominating and Governance Committee does not have a formal policy to consider diversity when identifying candidates for the position of Trustee. Rather, as a matter of practice, the Nominating and Governance Committee considers the overall diversity of the Board's composition when identifying candidates. Specifically, the Nominating and Governance Committee considers how a particular candidate could be expected to contribute to overall diversity in the backgrounds, skills and experiences of the Board's members and thereby enhance the effectiveness of the Board. In addition, as part of its annual self-assessment, the Board has an opportunity to consider the diversity of its members, including specifically whether the Board's members have the right mix of characteristics, experiences and skills. The results of the self-assessment are considered by the Nominating and Governance Committee in its decision-making process with respect to candidates for the position of Trustee.

PEPPER HAMILTON LLP
Attorneys at Law


James E. O'Connor, Esq.
February 2, 2011
Page 3



4. DISCLOSE IN THE PROXY STATEMENT THE EXTENT OF THE BOARD'S ROLE IN THE RISK OVERSIGHT OF THE TRUST, SUCH AS HOW THE BOARD ADMINISTERS ITS OVERSIGHT FUNCTION, AND THE EFFECT THAT THIS HAS ON THE BOARD'S LEADERSHIP STRUCTURE.

          RESPONSE: The proxy statement has been revised to reflect the Staff's comment. No individual person is responsible for risk oversight, but rather, the Board oversees risk management of each Fund's investment program and business affairs directly and through the committee structure that it has established.

5. UNDER THE HEADING "LEGAL REQUIREMENTS UNDER THE 1940 ACT," REMOVE "AS A RESULT OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, OR ANY TERMS, CONDITIONS OR UNDERSTANDINGS APPLICABLE THERETO" FROM THE SENTENCE "FOR A PERIOD OF NOT LESS THAN TWO YEARS AFTER THE EFFECTIVE TIME OF THE MERGER, THERE SHALL NOT BE IMPOSED ON THE REGISTERED FUND AN 'UNFAIR BURDEN' AS A RESULT OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, OR ANY TERMS, CONDITIONS OR UNDERSTANDINGS APPLICABLE THERETO."

          RESPONSE: The proxy statement has been revised to reflect the Staff's comment.

     Please direct any questions concerning this letter to the undersigned at
215.981.4659 or, in his absence, Lisa D. Zeises, Esq. at 215.981.4722.


                                        Very truly yours,


                                        /S/ JOHN P. FALCO
                                        -------------------------
                                        John P. Falco


cc: Mr. John J. Kelley
    Lisa D. Zeises, Esq.